Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, CA 92008

September 7, 2016

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Geoff Kruczek and Laurie Abbott, Senior Attorneys

Re:	Alphatec Holdings, Inc.

  Form 10-K for the Fiscal Year Ended December 31, 2015

  Filed March 15, 2016

  File Number: 000-52024

Ladies and Gentlemen:

On behalf of Alphatec Holdings, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated August 23, 2016, from Geoff Kruczek, Senior Attorney, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on March 15, 2016.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Alphatec,” “we,” “us,” “our,” the “Company” and similar designations refer to Alphatec Holdings, Inc. and its subsidiaries.

Management’s Discussion and Analysis, page 40

Year Ended December 31, 2015 Compared to the year Ended December 31, 2014, page 41

1. Comment: We note that you attribute your decline in U.S. revenues in fiscal year 2015 as compared to fiscal year 2014 to a “decline in sales directly to hospitals” and a “decrease in sales to stocking distributors.” Please revise future filings to clarify the underlying reasons for material changes to your results of operations. Please also discuss in future filings the extent to which such changes are attributable to changes in price and volume.

Alphatec Holdings, Inc.

September 7, 2016

Response: The Company respectfully acknowledges the Staff’s comment. In response to this comment, the Company will provide disclosure of the underlying primary reasons for the material changes to its results of operations and describe any changes in price and volume of sales that materially affect its results of operations. The Company intends to reflect these edits in its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2016, its Annual Report on Form 10-K for the fiscal year ending December 31, 2016, and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable.

Gross Margin, page 42

2. Comment: When you attribute a change in gross margin to a change in product mix, please describe how that mix changed, thus affecting gross margin.

Response: The Company respectfully acknowledges the Staff’s comment. In response to this comment, the Company will describe how the product mix changed and its impact on gross margin in its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2016, its Annual Report on Form 10-K for the fiscal year ending December 31, 2016, and in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

Operating Activities, page 49

3. Comment: Please revise future filings to explain the reasons underlying the disclosed changes to your cash flows. For example, please revise future filings to explain the reasons for the increase to account payable.

Response: The Company respectfully acknowledges the Staff’s comment. In response to this comment, the Company will describe the primary reasons underlying the changes to the cash flows, including reasons for any material increase or decrease to account payable in its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2016, its Annual Report on Form 10-K for the fiscal year ending December 31, 2016, and in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

* * * * *

Alphatec Holdings, Inc.

September 7, 2016

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

As requested, this Response Letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Staff may have additional comments after reviewing this Response Letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (760) 494-6748, or our outside counsel, John T. Rudy, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-3050. Thank you for your time and attention.

Sincerely,

/s/ Ebun S. Garner, Esq.
Ebun S. Garner, Esq.
General Counsel and Senior Vice President

cc:	Alphatec Holdings, Inc.
James M. Corbett
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Michael L Fantozzi, Esq.
John T. Rudy, Esq.
John P. Condon, Esq.